Voyage Media Video Transcrip

0:00
four years ago we started a journey to
0:03
bring emerging writers and storytellers
0:04
into Hollywood voyage is an audacious
0:08
and revolutionary idea we believe that
0:11
everyone has a story worth sharing and
0:14
we want everyone to have a fair shot
0:16
I'm not Mundel founder and CEO of voyage
0:19
we've done exceptionally well so far
0:22
with three projects produced a fourth
0:25
and production and dozens more either
0:27
financed her in development we recently
0:30
won an Emmy and we can do better through
0:35
equity crowdfunding we are establishing
0:37
the first modern-day creator-owned
0:39
studio and solving one of the largest
0:42
problems creators face
0:44
let me share some context the
0:47
entertainment industry is a buyers
0:49
market there are over a million books

0:52

and screenplays created each year but

0:55

only an estimated seven to ten thousand

0:57

films and TV shows are produced

1:00

worldwide annually

1:02

it's like having a hundred homes for

1:03

sale for only one buyer so as a creator

1:07

you're starting with a one-percent

1:09

chance of making it but what if we were

1:12

all in it together

1:14

what if while making a bet on your

1:16

project you were also making a bet on

1:19

other's projects

1:20

what if you could benefit when another

1:23

creators project takes off even if yours

1:26

doesn't with an investment in voyage you

1:29

alone a piece of a company that owns a

1:31

piece of a lot of different projects and

1:34

with your investment voyage will be in

1:36

an even stronger position to grow our

1:39

community and give early-stage projects

1:41

a leg up with financing together we can

1:45

create a friendlier Hollywood with a

1:47

more effective approach to film and

1:49

television storytelling